UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Liquidation of BTMIT (Europe) Ltd.

Tokyo, Sept 28, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) announced today that The Bank of Tokyo-Mitsubishi, Ltd (BTM), a consolidated subsidiary of MTFG, has decided to liquidate BTMIT (Europe) Ltd.

BTMIT (Europe) Ltd. is a subsidiary of Tokyo-Mitsubishi Information Technology, Ltd., which is itself a subsidiary of BTM.

1.	Outline of BTMIT (Europe) Ltd.

(1)	Address:	93 Rivington Street, London EC2A 3AY, U.K.
(2)	Managing Director:	Kunio Satomi
(3)	Capital:	GBP20,000
(4)	Business:	System maintenance, development and sales

2.	Reason for Liquidation

It has been decided to discontinue the operations of BTMIT (Europe); the company is therefore being liquidated.

3.	Timing of liquidation

Liquidation is expected by the end of December 2005.

4.	Impact on MTFG’s business forecast

This event is not expected to have any material effect on MTFG’s business results for the current fiscal year.

*            *            *

For further information, please contact:

Seiji Itai

Chief Manager

Corporate Communications Office

Tel: 81-3-3240-8136